West Fraser Timber Co. Ltd.
Condensed Consolidated Balance Sheets
(in millions of United States dollars, except where indicated - unaudited)

		March 29,	December 31,
	Note	2024	2023
Assets
Current assets
Cash and cash equivalents		$711	$900
Receivables		388	311
Income taxes receivable		70	93
Inventories	5	1,014	851
Prepaid expenses		35	40
Assets held for sale	6	146	182
		2,363	2,377
Property, plant and equipment		3,829	3,835
Timber licences		371	376
Goodwill and other intangible assets		2,290	2,307
Export duty deposits	17	384	377
Other assets		139	137
Deferred income tax assets		5	6
		$9,381	$9,415

Liabilities
Current liabilities
Payables and accrued liabilities		$622	$620
Current portion of long-term debt	7	300	300
Current portion of reforestation and decommissioning obligations		59	60
Income taxes payable		11	7
Liabilities associated with assets held for sale	6	21	63
		1,013	1,050
Long-term debt	7	199	199
Other liabilities	8	258	260
Deferred income tax liabilities		676	683
		2,147	2,193
Shareholders’ Equity
Share capital	10	2,604	2,607
Retained earnings		4,936	4,913
Accumulated other comprehensive loss		(306)	(297)
		7,234	7,223
		$9,381	$9,415
The number of Common shares and Class B Common shares outstanding at April 22, 2024 was 81,530,998.

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Earnings (Loss) and Comprehensive Earnings (Loss)
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended
		March 29,	March 31,
		2024	2023

Sales		$1,627	$1,627

Costs and expenses
Cost of products sold		1,118	1,245
Freight and other distribution costs		219	234
Export duties, net	17	14	13
Amortization		138	138
Selling, general and administration		76	76
Equity-based compensation		4	2
Restructuring and impairment charges	11	10	3
		1,579	1,712

Operating earnings (loss)		48	(85)

Finance income, net	12	9	7
Other income (expense)	13	(7)	14
Earnings (loss) before tax		50	(63)
Tax recovery (provision)	14	(15)	21
Earnings (loss)		$35	$(42)

Earnings (loss) per share (dollars)
Basic	15	$0.42	$(0.50)
Diluted	15	$0.42	$(0.52)

Comprehensive earnings (loss)
Earnings (loss)		$35	$(42)
Other comprehensive earnings
Items that may be reclassified to earnings
Translation gain (loss) on operations with different functional currencies		(9)	13
Items that will not be reclassified to earnings
Actuarial gain on retirement benefits, net of tax	9	18	8
		9	21
Comprehensive earnings (loss)		$44	$(21)

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended
		March 29,	March 31,
	Note	2024	2023

Share capital
Balance - beginning of period		$2,607	$2,667
Repurchase of Common shares for cancellation	10	(3)	—
Balance - end of period		$2,604	$2,667

Retained earnings
Balance - beginning of period		$4,913	$5,284
Actuarial gain on retirement benefits, net of tax	9	18	8
Repurchase of Common shares for cancellation	10	(5)	—
Earnings (loss) for the period		35	(42)
Dividends declared		(24)	(25)
Balance - end of period		$4,936	$5,224

Accumulated other comprehensive loss
Balance - beginning of period		$(297)	$(332)
Translation gain (loss) on operations with different functional currencies		(9)	13
Balance - end of period		$(306)	$(318)

Shareholders' Equity		$7,234	$7,573

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Cash Flows
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended
		March 29,	March 31,
	Note	2024	2023
Cash used for operating activities
Earnings (loss)		$35	$(42)
Adjustments
Amortization		138	138
Restructuring and impairment charges	11	10	3
Finance income, net	12	(9)	(7)
Foreign exchange (gain) loss		(4)	—
Export duty	17	—	—
Retirement benefit expense		15	19
Net contributions to retirement benefit plans		(12)	(16)
Tax provision (recovery)	14	15	(21)
Income taxes paid		(3)	(5)
Unrealized loss (gain) on electricity swaps		11	(14)
Other		15	20
Changes in non-cash working capital
Receivables		(94)	(107)
Inventories		(148)	(105)
Prepaid expenses		5	6
Payables and accrued liabilities		(15)	(67)
		(41)	(198)
Cash used for financing activities
Repayment of lease obligations		(4)	(4)
Finance expense paid		(3)	(3)
Repurchase of Common shares for cancellation	10	(7)	—
Dividends paid		(24)	(25)
		(38)	(32)
Cash used for investing activities
Proceeds from sale of Hinton pulp mill		5	—
Additions to capital assets		(122)	(99)
Interest received		11	10
		(106)	(89)
Change in cash and cash equivalents		(185)	(319)
Foreign exchange effect on cash and cash equivalents		(4)	3
Cash and cash equivalents - beginning of period		900	1,162
Cash and cash equivalents - end of period		$711	$847

West Fraser Timber Co. Ltd.
Notes to Condensed Consolidated Financial Statements
For the three months ended March 29, 2024 and March 31, 2023
(figures are in millions of United States dollars, except where indicated - unaudited)
1.Nature of operations
West Fraser Timber Co. Ltd. ("West Fraser", the “Company”, "we", "us" or "our") is a diversified wood products company with more than 60 facilities in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”), and Europe. From responsibly sourced and sustainably managed forest resources, we produce lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. Our products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. Our executive office is located at 885 West Georgia Street, Suite 1500, Vancouver, British Columbia. West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in British Columbia, Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol WFG.
2.Basis of presentation
These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, under International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed consolidated financial statements use the same accounting policies as the most recent audited annual consolidated financial statements.
These condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on April 23, 2024. These condensed consolidated interim financial statements should be read in conjunction with our audited annual consolidated financial statements for the year ended December 31, 2023.
Our fiscal year is the calendar year ending December 31. Effective January 1, 2023, our fiscal quarters are the 13-week periods ending on the last Friday of March, June, and September with the fourth quarter ending December 31. References to the three months ended March 29, 2024 and the first quarter of 2024 relate to the 13-week period ended March 29, 2024.
Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts.
Assets and liabilities transferred or subject to transfer as a result of the sales of the Hinton pulp mill, Quesnel River Pulp mill, and Slave Lake Pulp mill have been presented as part of assets held for sale and liabilities held for sale respectively (see note 6) and are not included in the other balance sheet amounts presented as at March 29, 2024 and December 31, 2023.
Application of new and revised accounting standards
In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments clarify that the classification of liabilities as current or non-current should be based on rights that exist at the end of the reporting period. The amendments also clarify the definition of a settlement and provide situations that would be considered as a settlement of a liability. In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). These further amendments clarify how to address the effects on classification and disclosure of covenants that an entity is required to comply with on or before the reporting date and covenants that an entity must comply with only after the reporting date. We have adopted these amendments effective January 1, 2024. These amendments did not have a material impact on our consolidated financial statements.
Accounting standards issued but not yet applied
IFRS 18, Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18"), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements to improve comparability in the reporting of financial performance to give investors a better basis for analyzing and comparing entities. The standard impacts the presentation of the financial statements and notes, in particular the income statement where entities will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will also require management-defined performance measures to be explained and included in a separate note within the financial statements. IFRS 18 is effective for reporting periods beginning on or after January 1, 2027. We are currently assessing the impact of this amendment on our consolidated financial statements.
3.Business combinations
Cariboo Pulp & Paper
We attained sole control of Cariboo Pulp & Paper (“CPP”) during Q1-24 in relation to an agreement (“the CPP agreement”) with Mercer International Inc. (“Mercer”) to dissolve our 50/50 joint venture in Cariboo Pulp & Paper (“CPP JV”). No termination or other amounts are payable by either company in connection with the CPP agreement.
CPP produces northern bleached softwood kraft (“NBSK”) pulp, related by-products, and energy. Prior to the CPP agreement, we accounted for the CPP JV under IFRS Accounting Standards by recognizing our share of the assets, liabilities, revenues, and expenses related to this joint operation.
Prior to the CPP agreement, the CPP JV was a joint operation under IFRS Accounting Standards that met the definition of a business. Accordingly, we applied the requirements for a business combination achieved in stages in accordance with IFRS 3, Business Combinations.
This required us to first remeasure the carrying value of our 50% interest in the CPP JV to fair value and then recognize an additional 50% interest in CPP at fair value in accordance with the requirements of IFRS 3.
The determination of the fair value of identifiable assets and liabilities required management to use estimates that contain uncertainty and critical judgments. We applied the income approach in determining the fair value of property, plant, and equipment. Cash flow forecasts were based on internal estimates for 2024 through 2027 and estimated mid-cycle earnings for subsequent years. Assumptions included production volume, product pricing, raw material input cost, production cost, terminal multiple, and discount rate. Key assumptions were determined using external sources and historical data from internal sources.
We recognized a net gain on the business combination as the estimated fair value of 100% of CPP’s identifiable assets and liabilities exceeded the carrying value of our 50% interest in the CPP JV prior to the CPP agreement.

Fair value of identifiable assets and liabilities (100% interest in CPP):
Cash	$2
Accounts receivable	3
Inventories	35
Prepaid expenses	1
Property, plant and equipment	59
Payables and accrued liabilities	(39)
Other liabilities	(14)
Deferred income tax liabilities	(1)
44
Less: Carrying value of our previously held 50% interest in the CPP JV	(43)
Net gain resulting from the CPP agreement	$1
The net gain resulting from the CPP agreement is recognized as other income. Our valuation of property, plant and equipment remains preliminary as at March 29, 2024.

Spray Lake Acquisition
On November 17, 2023, we acquired 100 percent of the shares in Spray Lake Sawmills (1980) Ltd., which operates a lumber mill located in Cochrane, Alberta, and the associated timber licenses (“Spray Lake Acquisition”) for preliminary cash consideration of $102 million (CAD$140 million). This acquisition has been accounted for as an acquisition of a business in accordance with IFRS 3 Business Combinations. We have allocated the purchase price based on our preliminary estimated fair value of the assets acquired and the liabilities assumed as follows:

West Fraser purchase consideration:
Cash consideration	$102

Fair value of net assets acquired:
Cash	$1
Accounts receivable	3
Inventories	24
Prepaid expenses	1
Income taxes receivable	1
Property, plant and equipment	58
Timber licenses	42
Payables and accrued liabilities	(8)
Other liabilities	(3)
Deferred income tax liabilities	(18)
$102
Purchase consideration is preliminary as at March 29, 2024 and is subject to finalization of certain post-close working capital adjustments. Our valuation of property, plant and equipment and intangible assets remains preliminary as at March 29, 2024.
4.Seasonality of operations

Our operating results are subject to seasonal fluctuations that may impact quarter-to-quarter comparisons. Consequently, interim operating results may not proportionately reflect operating results for a full year.
Market demand varies seasonally, as home building activity and repair-and-remodelling work are generally stronger in the spring and summer months. Extreme weather conditions, including wildfires in Western Canada and hurricanes in the U.S. South, may periodically affect operations, including logging, manufacturing and transportation. Log inventory is typically built up in the northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the second quarter when logging is curtailed due to wet and inaccessible land conditions. This inventory is generally consumed in the spring and summer months.
5.Inventories

	March 29,	December 31,
As at	2024	2023
Manufactured products	$381	$363
Logs and other raw materials	391	257
Materials and supplies	241	231
	$1,014	$851
Inventories at March 29, 2024 were subject to a valuation reserve of $24 million (December 31, 2023 - $31 million) to reflect net realizable value being lower than cost.

6.Disposal groups held for sale
Sale of Hinton pulp mill
On July 10, 2023, we announced an agreement to sell our unbleached softwood kraft pulp mill in Hinton, Alberta to Mondi Group plc (“Mondi”). The transaction closed on February 3, 2024 following the completion of regulatory reviews and satisfaction of customary closing conditions.
Under the terms of the agreement, Mondi purchased specified assets, including property, plant and equipment and working capital, and assumed certain liabilities related to the Hinton pulp mill in exchange for a base purchase price of $5 million prior to working capital and other adjustments specified in the asset purchase agreement. Pursuant to the transaction, we will continue to supply fibre to the Hinton pulp mill under long-term contract, via residuals from our Alberta lumber mills.
An impairment reversal of $1 million in relation to the sale of the Hinton pulp mill has been included in Restructuring and impairment charges in the three months ended March 29, 2024 (see note 11). The impairment reversal relates to the remeasurement of working capital adjustments specified in the asset purchase agreement.
Sale of Quesnel River Pulp mill and Slave Lake Pulp mill
On September 22, 2023, we announced an agreement to sell our two bleached chemithermomechanical pulp (“BCTMP”) mills, Quesnel River Pulp mill in Quesnel, B.C. and Slave Lake Pulp mill in Slave Lake, Alberta to an affiliate of a fund managed by Atlas Holdings (“Atlas”). The transaction closed on April 20, 2024 following the completion of regulatory reviews and satisfaction of customary closing conditions (see note 19). The facilities are presented as a disposal group held for sale at March 29, 2024.
Under the terms of the agreement, Atlas purchased specified assets, including property, plant and equipment, working capital, and certain timber licenses in Alberta, and assumed certain liabilities related to the mills and timber licenses in exchange for a base purchase price of $120 million prior to working capital adjustments specified in the asset purchase agreement. Pursuant to the transaction, we will continue to supply fibre to the Quesnel River Pulp mill under long-term contract.
An impairment reversal of $1 million in relation to the sale of the Quesnel River Pulp mill and Slave Lake Pulp mill has been included in Restructuring and impairment charges in the three months ended March 29, 2024 (see note 11). The impairment reversal relates to the remeasurement of estimated working capital adjustments specified in the asset purchase agreement.

As at March 29, 2024, the carrying value of the disposal group, which comprised only of assets and liabilities subject to transfer as a result of the sale of Quesnel River Pulp mill and Slave Lake Pulp mill, comprised the following assets and liabilities:

Receivables	$36
Inventories	48
Prepaid expenses	2
Property, plant and equipment	56
Timber licenses	3
Retirement assets	1
Assets held for sale	$146

Payables and accrued liabilities	$20
Reforestation and decommissioning obligations	—
Retirement liabilities	1
Liabilities associated with assets held for sale	$21
7.Operating loans and long-term debt
Operating loans
As at March 29, 2024, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2028, $25 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $19 million (£15 million) credit facility dedicated to our European operations, and a $11 million (CAD$15 million) demand line of credit dedicated to our jointly‑owned newsprint operation.
As at March 29, 2024, our revolving credit facilities were undrawn (December 31, 2023 - undrawn) and the associated deferred financing costs of $2 million (December 31, 2023 - $2 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime Rate Advances, Base Rate Advances, Bankers’ Acceptances, or Secured Overnight Financing Rate (“SOFR”) Advances at our option.
In addition, we have credit facilities totalling $131 million (December 31, 2023 - $133 million) dedicated to letters of credit. Letters of credit in the amount of $43 million (December 31, 2023 - $43 million) were supported by these facilities.
All debt is unsecured except the $11 million (CAD$15 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.
Long-term debt

	March 29,	December 31,
As at	2024	2023
Senior notes due October 2024; interest at 4.35%	$300	$300
Term loan due July 2025; floating interest rate	200	200
	500	500
Less: deferred financing costs	(1)	(1)
Less: current portion	(300)	(300)
	$199	$199
The fair value of the long-term debt at March 29, 2024 was $496 million (December 31, 2023 - $494 million) based on rates available to us at the balance sheet date for long-term debt with similar terms and remaining maturities.

Interest rate swap contracts
We have interest rate swap contracts that have the effect of fixing the interest rate on the $200 million term loan disclosed in the long-term debt table above. In January 2024, these interest rate swaps were amended to extend their maturity from August 2024 to July 2025. Following this amendment, the weighted average fixed interest rate payable under the contract was 2.61% (previously 0.91%).
The interest rate swap contracts are accounted for as a derivative, with the related changes in the fair value included in other income or expense in our consolidated statements of earnings. For the three months ended March 29, 2024, a nominal gain (three months ended March 31, 2023 - a loss of $2 million) was recognized in relation to the interest rate swap contracts. The fair value of the interest rate swap contracts at March 29, 2024 was an asset of $6 million (December 31, 2023 - asset of $6 million).
8.Other liabilities

		March 29,	December 31,
As at	Note	2024	2023
Retirement liabilities	9	$87	$106
Long-term portion of reforestation obligations		66	53
Long-term portion of decommissioning obligations		19	16
Long-term portion of capital lease obligations		24	26
Export duties	17	25	24
Electricity swaps		14	12
Other		22	22
		$258	$260
9.Retirement benefits
We maintain defined benefit and defined contribution pension plans covering most of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life based either on length of service or on earnings and length of service, and in most cases do not increase after commencement of retirement. We also provide group life insurance, medical and extended health benefits to certain employee groups.
The table below summarizes the status of the defined benefit pension plans and other retirement benefit plans in aggregate.

	March 29,	December 31,
As at	2024	2023
Projected benefit obligations	$(780)	$(808)
Fair value of plan assets	779	786
Impact of asset ceiling adjustments	(1)	(1)
	(2)	(23)
Represented by
Retirement assets	85	83
Retirement liabilities	(87)	(106)
	$(2)	$(23)

The significant actuarial assumptions used to determine our balance sheet date retirement assets and liabilities are as follows:

	March 29,	December 31,
	2024	2023
Discount rate	5.00%	4.69%
Future compensation rate increase	3.62%	3.62%
The actuarial gain on retirement benefits, included in other comprehensive earnings, is as follows:

	Three Months Ended
	March 29,	March 31,
	2024	2023
Actuarial gain	$24	$10
Tax provision	(6)	(3)
	$18	$8
10.Share capital
Authorized
400,000,000 Common shares, without par value
20,000,000 Class B Common shares, without par value
10,000,000 Preferred shares, issuable in series, without par value
Issued

	March 29, 2024		December 31, 2023
As at	Number	Amount	Number	Amount
Common	79,340,852	$2,604	79,439,518	$2,607
Class B Common	2,281,478	—	2,281,478	—
Total Common	81,622,330	$2,604	81,720,996	$2,607
For the three months ended March 29, 2024, we issued 7,000 Common shares under our share option plans (three months ended March 31, 2023 - 383 Common shares) and no Common shares under our employee share purchase plan (three months ended March 31, 2023 - no Common shares).
Rights and restrictions of Common shares
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Share repurchases
On February 27, 2024, we renewed our normal course issuer bid (“2024 NCIB”) allowing us to acquire up to 3,971,380 Common shares for cancellation from March 1, 2024 until the expiry of the bid on February 28, 2025.
For the three months ended March 29, 2024, we repurchased for cancellation 105,666 Common shares (2023 - no Common shares) at an average price of $79.37 per share under our 2023 NCIB and 2024 NCIB program.

11.Restructuring and impairment charges

	Three Months Ended
	March 29, 2024	March 31, 2023
Impairment reversal related to Hinton pulp mill	(1)	—
Impairment reversal related to Quesnel River Pulp mill and Slave Lake Pulp mill	(1)	—
Restructuring related to Canadian and U.S. lumber operations	12	—
Other restructuring charges	—	3
	10	3
In the three months ended March 29, 2024, we recorded restructuring and impairment charges of $10 million.
We recorded an impairment reversal of $1 million in relation to the sale of the Hinton pulp mill (see note 6). In addition, we recorded an impairment reversal of $1 million in relation to the sale of the Quesnel River Pulp mill and Slave Lake Pulp mill (see note 6).
We recorded restructuring and impairment charges of $12 million associated with the announcement of the permanent closure of our Fraser Lake lumber mill and the permanent closure of our lumber mill in Maxville, Florida and the indefinite curtailment of operations at our lumber mill in Huttig, Arkansas.
Restructuring charges of $3 million were recorded in the three months ended March 31, 2023 relating to the closure of a regional corporate office in our lumber segment and the closure of a distribution centre in our pulp & paper segment.
12.Finance income, net

	Three Months Ended
	March 29, 2024	March 31, 2023
Interest expense	(7)	(6)
Interest income on cash and cash equivalents	11	10
Net interest income on export duty deposits	6	4
Finance income (expense) on employee future benefits	(1)	—
	9	7
13.Other income (expense)

	Three Months Ended
	March 29, 2024	March 31, 2023
Foreign exchange gain (loss)	$4	$—
Gain resulting from the CPP agreement	1	—
Gain (loss) on electricity swaps	(11)	14
Gain (loss) on interest rate swap contracts	—	(2)
Other	(1)	2
	(7)	14

14.Tax recovery (provision)
The tax recovery (provision) differs from the amount that would have resulted from applying the B.C. statutory income tax rate to earnings (loss) before tax as follows:

	Three Months Ended
	March 29, 2024	March 31, 2023
Income tax recovery (provision) at statutory rate of 27%	$(13)	$17
Rate differentials between jurisdictions and on specified activities	(1)	—
Non-taxable amounts	1	1
Other	(2)	3
Tax recovery (provision)	$(15)	$21
15.Earnings (loss) per share
Basic earnings (loss) per share is calculated based on earnings (loss) available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.
Certain of our equity-based compensation plans may be settled in cash or Common shares at the holder’s option and for the purposes of calculating diluted earnings (loss) per share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Plans that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect as compared to the cash-settled method.
The numerator under the equity-settled method is calculated based on earnings (loss) available to Common shareholders adjusted to remove the cash-settled equity-based compensation expense or recovery that has been charged or credited to earnings (loss) and deducting a notional charge using the equity‑settled method, as set out below. Adjustments to earnings (loss) are tax-effected as applicable. The denominator under the equity-settled method is calculated using the treasury stock method. Share options under the equity-settled method are considered dilutive when the average market price of our Common shares for the period exceeds the exercise price of the share option.
The cash-settled method was more dilutive for the three months ended March 29, 2024 and therefore no adjustment was required for the numerator and denominator. The equity-settled method was more dilutive for the three months ended March 31, 2023 and an adjustment was required for both the numerator and denominator.

A reconciliation of the numerator and denominator used for the purposes of calculating diluted earnings per share is as follows:

	Three Months Ended
	March 29, 2024	March 31, 2023
Earnings (loss)
Numerator for basic EPS	$35	$(42)
Cash-settled expense (recovery) included in earnings	—	—
Equity-settled expense adjustment	—	(2)
Numerator for diluted EPS	$35	$(44)

Weighted average number of shares (thousands)
Denominator for basic EPS	81,679	83,555
Effect of dilutive equity-based compensation	—	319
Denominator for diluted EPS	81,679	83,874

Earnings (loss) per share (dollars)
Basic	$0.42	$(0.50)
Diluted	$0.42	$(0.52)

16.Segment and geographical information

	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Three months ended March 29, 2024
Sales
To external customers	$673	$695	$151	$108	$—	$1,627
To other segments	12	2	4	—	(18)	—
	$685	697	155	108	(18)	1,627
Cost of products sold	(525)	(401)	(117)	(92)	19	(1,118)
Freight and other distribution costs	(98)	(81)	(30)	(10)	—	(219)
Export duties, net	(14)	—	—	—	—	(14)
Amortization	(50)	(71)	(3)	(12)	(3)	(138)
Selling, general and administration	(37)	(27)	(4)	(7)	—	(76)
Equity-based compensation	—	—	—	—	(4)	(4)
Restructuring and impairment charges	(12)	—	2	—	—	(10)
Operating earnings (loss)	$(52)	$117	$3	$(14)	$(7)	$48

	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Three months ended March 31, 2023
Sales
To external customers	$734	$540	$193	$160	$—	$1,627
To other segments	21	2	5	—	(28)	—
	$755	$542	$198	$160	$(28)	$1,627
Cost of products sold	(596)	(404)	(151)	(123)	28	(1,245)
Freight and other distribution costs	(107)	(82)	(34)	(12)	—	(234)
Export duties, net	(13)	—	—	—	—	(13)
Amortization	(46)	(69)	(9)	(12)	(2)	(138)
Selling, general and administration	(40)	(24)	(6)	(5)	(1)	(76)
Equity-based compensation	—	—	—	—	(2)	(2)
Restructuring and impairment charges	(1)	—	(1)	—	—	(3)
Operating earnings (loss)	$(48)	$(38)	$(2)	$8	$(4)	$(85)
The geographic distribution of external sales based on the location of product delivery is as follows:

	Three Months Ended
	March 29,	March 31,
	2024	2023
United States	$1,062	$1,010
Canada	308	285
U.K. and Europe	109	163
Asia	145	167
Other	3	2
	$1,627	$1,627

17.Countervailing (“CVD”) and antidumping (“ADD”) duty dispute
Additional details, including our accounting policy, can be found in note 26 - Countervailing (“CVD”) and antidumping (“ADD”) duty dispute of our audited annual consolidated financial statements for the year ended December 31, 2023.
Developments in CVD and ADD rates
We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated upon the finalization of the USDOC’s Administrative Review (“AR”) process for each Period of Inquiry (“POI”), as summarized in the tables below. On March 5, 2024, the USDOC initiated AR6 POI covering the 2023 calendar year. West Fraser was selected as a mandatory respondent, which will result in West Fraser continuing to be subject to a company-specific rate.
On February 1, 2024, the USDOC released the preliminary results from AR5 POI covering the 2022 calendar year, which indicated a rate of 6.74% for CVD and 5.33% for ADD for West Fraser. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized. If the AR5 rates were to be confirmed, it would result in an expense of $35 million before the impact of interest for the POI covered by AR5. This adjustment would reduce the export duties receivable recorded on our balance sheet. If these rates were finalized, our combined cash deposit rate would be 12.07%.
The Cash Deposit Rates and the West Fraser Estimated ADD Rate for the periods presented are as follows:

Effective dates for CVD	Cash Deposit Rate
AR6 POI[1]
January 1, 2023 - July 31, 2023	3.62%
August 1, 2023 - December 31, 2023	2.19%
AR7 POI[2]
January 1, 2024 - March 29, 2024	2.19%
1.The CVD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.
2.The CVD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.

Effective dates for ADD	Cash Deposit Rate	West Fraser Estimated Rate
AR6 POI[1]
January 1, 2023 - July 31, 2023	4.63%	8.84%
August 1, 2023 - December 31, 2023	7.06%	8.84%
AR7 POI[2]
January 1, 2024 - March 29, 2024	7.06%	7.06%
1.The ADD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.
2.The ADD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.
Impact on results
The following table reconciles our cash deposits paid during the period to export duties, net:

	Three Months Ended
	March 29, 2024	March 31, 2023
Cash deposits[1]	$(14)	$(13)
Adjust to West Fraser Estimated ADD rate[2]	—	—
Export duties, net	(14)	(13)
1.Represents combined CVD and ADD cash deposit rate of 9.25% for Q1-24 and 8.25% for Q1-23
2.No adjustments were required as the West Fraser Estimated ADD rate of 7.06% for Q1-24 and 4.63% for Q1-23 equalled the cash deposit rate.

As of March 29, 2024, our export duties paid and payable on deposit with the USDOC were $850 million.
Impact on balance sheet
Each POI is subject to independent administrative review by the USDOC, and the results of each POI may not be offset but the results within a POI in respect of ADD and CVD may be offset.
Export duty deposits receivable is represented by:

Three Months Ended
March 29,
Export duties receivable	2024
Beginning of period	$377
Interest income recognized on duty deposits receivable	6
End of period	$384
Export duties payable is represented by:

Three Months Ended
March 29,
Export duties payable	2024
Beginning of period	$24
Interest expense recognized on export duties payable	1
End of period	$25
Appeals
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administration review process is complete and the related appeal processes are concluded.
18.Contingencies
We are subject to various investigations, claims and legal, regulatory and tax proceedings covering matters that arise in the ordinary course of business activities, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by governmental regulatory agencies and law enforcement authorities in various jurisdictions. Each of these matters is subject to uncertainties and it is possible that some of these matters may be resolved unfavourably. Certain conditions may exist as of the date the financial statements are issued, which may result in an additional loss. In the opinion of management none of these matters are expected to have a material effect on our results of operations or financial condition.
19.Subsequent events
On April 20, 2024, the sale of our two BCTMP mills, Quesnel River Pulp mill in Quesnel, B.C. and Slave Lake Pulp mill in Slave Lake, Alberta, to Atlas closed following the successful completion of regulatory reviews and satisfaction of customary closing conditions.